Therapix biosciences ltd.

5 Azrieli Center (Square Tower)

Tel Aviv, 6702501 Israel

November 4, 2016

Via EDGAR

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Therapix Biosciences Ltd. Draft Registration Statement on Form F-1 Submitted October 7, 2016 CIK No. 0001611746

Dear Ms. Hayes:

The purpose of this letter is to respond to your letter of October 21, 2016, regarding the abovementioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On November 4, 2016, we publically filed a registration statement on Form F-1. Page references in our responses are to the Form F-1.

Risk Factors

Actual or perceived conflicts of interest may exist with respect to intellectual property rights that we license from an entity controlled by our Chairman, page 23

1.            We note your response to comment 7. However, your revised disclosure addresses potential conflicts of interest if there are disputes with Dekel and does not acknowledge the conflicts that existed when you entered into the agreement with Dekel in June 2015. Please revise the discussion to acknowledge the conflict of interest and describe the potential consequences.

Response: We have revised our disclosure on page 23.

Capitalization, page 41

2.            Refer to the changes you made in response to previous comment 10 and address the following:

•                  Tell us why you continue to present current liabilities here when capitalization normally includes only long-term debt and other long-term obligations; and

•                  Revise to present NIS accumulated loss in parentheses.

Response: We have revised our disclosure on page 41.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 51

3.            Refer to your response to previous comment 21. Please provide disclosure that explains the types of expenses included in “license agreements” and indicate the aggregate amount of milestone payments you may be obligated to make under all the license agreements.

Response: We have revised our disclosure on page 23.

Business

Overview, page 52

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

November 4, 2016

4.            We note that your belief that sublingual and nasal administration of dronabinol is safe and effective appears to be based on preclinical studies and the fact that the use of dronabinol is FDA approved for other indications. Please note that safety and efficacy is solely an FDA determination. Please delete the statements related to your belief that the administration is safe and effective. Additionally, include a risk factor disclosing that the use of dronabinol has been associated with seizures, paranoia, rapid heart rate and unusual thoughts and behaviors.

Response: We have revised our disclosure on pages 13 and 52.

Clinical Strategy and Preclinical Results, page 56

5.            We refer to your expanded discussion on the section 505(b)(2) regulatory pathway in response to our prior comment 12. As previously requested, please also identify and describe the studies and results you intend to rely on, including the identification of the parties that performed the studies.

Response: We have revised our disclosure on page 56.

Intellectual Property, page 58

6.            We note your disclosure on page 19 indicating that you have a license agreement with Yissum. Please update this discussion accordingly. Please also file the license agreement as an exhibit.

Response: We have revised our disclosure on page 19 and elsewhere to clarify that we do not have a license agreement with Yissum, but rather have entered into a binding term sheet with Yissum, which the we and Yissum have agreed to extend until November 25, 2016.

7.            We acknowledge your response to our prior comment 23. The identity to the party of a material agreement is not appropriate for confidential treatment. As previously requested, please identify the party to the agreement and the indication you plan to address using this technology. In addition, if known, please disclose the timing of the PK/bioavailability study.

Response: We have revised our disclosure on page 60.

Noted to Interim Consolidated Financial Statements

Note 3: Events During the Reporting Period, page F-65

8.            Please revise subnote j. on page F-67 to clarify whether you have signed a license agreement with Yissum as you disclose in a risk factor on page 19 that you have exclusively licensed six patents from them. In addition, please disclose the aggregate amount of milestone payments you may be obligated to make under your arrangement with Yissum, and include this obligation in a footnote to your contractual obligations table on page 51 and the discussion of your licensed patents and patent applications on page 59.

Response: We have revised the note on page F-67 to clarify that we do not have a signed license agreement with Yissum. We have also revised our disclosure on page 60.

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

November 4, 2016

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If you have any questions or require additional information, please call our attorneys, Robert Condon at (212) 660-3049 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Dr. Elran Haber
Chief Executive Officer